Exhibit 1 Second Quarter 2021 Earnings Webcast July 28, 2021Exhibit 1 Second Quarter 2021 Earnings Webcast July 28, 2021

2 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on theCompany’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person (the“RelatedParties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations– includingVista’s anticipated performance and guidance for 2021 included in slide No. 12 of this presentation– are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.

3 Q2 2021 highlights A turning point in our performance 39.9 Mboe/d 31.5 Mbbl/d 165 $MM 7.3 $/boe +67% y-o-y +101% y-o-y +223% y-o-y (15)% y-o-y (1) Production Oil Production Revenue Lifting Cost 102 $MM 75 $MM 368 $MM 237 $MM >900% y-o-y +316% y-o-y (2) (3) (4) Cash at end of period Adj. EBITDA CAPEX Net debt (1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations (2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments (3) Property, plant and equipment additions (4) Net Debt: Current borrowings (179 $MM) + Non-current borrowings (426 $MM) – Cash and cash equivalents (237 $MM) = 368 $MM

4 Production Robust sequential performance on the back of Bajada del Palo Oeste growth (1) TOTAL PRODUCTION OIL PRODUCTION NATURAL GAS PRODUCTION Mboe/d Mbbl/d MMm3/d +67% +101% +5% +17% 39.9 +19% 31.5 +10% 1.26 34.1 1.20 26.4 1.14 23.8 15.7 (2) Q2-20 Q1-21 Q2-21 Q2-20 Q1-21 Q2-21 Q2-20 Q1-21 Q2-21 ▪ Total production increased y-o-y and q-o-q, with robust performance YTD leading to an improved production guidance ▪ Strong sequential increase in oil production, driven by tie-in of pad #7 in March ▪ Gas projects contributing new volumes in accordance with Plan Gas commitments (1) LPG production in Q2 2021 totaled 419 boe/d, compared to 435 boe/d in Q1 2021 and 606 boe/d in Q2 2020 (2) Shut-in shale oil wells due to lower demand amid Covid-19 pandemic

5

Revenues and pricing

Strong y-o-y and sequential improvements driven by increase in production and higher realized prices

REVENUES


$MM
+223%
+43%
165.3
115.9
51.2
Q2-20
Q1-21
Q2-21

AVERAGE CRUDE OIL PRICE


$/bbl
+107%
+21%
54.9
45.5
26.5
Q2-20
Q1-21
Q2-21

AVERAGE NATURAL GAS PRICE


$/MMBtu
+59%
+75%
3.5
2.2
2.0
Q2-20
Q1-21
Q2-21

- Strong increase y-o-y, having doubled oil production and realized prices
- Sequential increase driven by tie-in of pad #7 and price improvement

- 17% of crude oil sales were to export markets
- Already locked-in Q3-21 sales with slightly higher realized oil prices vis-a-vis Q2-21

- Gas prices boosted by Plan Gas winter price of 4.1 $/MMBtu applicable to ~60% of volumes starting May-21, as well as by higher prices to industrial customers

VISTA OIL&GAS

6 Lifting Cost Continuous improvement in lifting cost per boe (1) LIFTING COST LIFTING COST PER BOE $MM $/boe +43% (15)% +14% 8.6 26.5 23.1 (3)% 7.5 18.6 7.3 39.9 34.1 23.8 Q2-20 Q1-21 Q2-21 Q2-20 Q1-21 Q2-21 Lifting cost per boe Total production (Mboe/d) ▪ Lifting cost per boe down 3% q-o-q, as incremental production continues to absorb fixed cost base (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs

7

Adjusted EBITDA

Adjusted EBITDA sequentially boosted by revenue growth amid stable costs


ADJ. EBITDA (1)
$MM
+904%
+75%
102.3
58.3
10.2
Q2-20
Q1-21
Q2-21


ADJ. EBITDA MARGIN
%
+42 pp
+12pp
62%
50%
20%
26.5
45.5
54.9
Q2-20
Q1-21
Q2-21
Adj. EBITDA margin
Realized crude oil price ($/bbl)


NETBACK (2)
$/boe
+500%
+48%
28.2
19.0
4.7
23.6
37.8
45.5
Q2-20
Q1-21
Q2-21
Netback
Revenues per boe (3)

- Adj. EBITDA increase driven by boost in revenues amid stable costs
- Netback improved ~9 $/boe q-o-q, as stable costs per boe allowed us to capture full increase in realized prices

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(2) Netback = Adj. EBITDA divided by total production
(3) Revenues per boe = Total revenues divided by total production

VISTA OIL&GAS

8

Financial overview

Positive free cash flow supporting a solid financial position

Q2 2021 CASH FLOW EVOLUTION [1]


$MM
163.4
116.0
(80.5)
37.8
236.7
Beginning of period cash position
Operating activities cash flow
Investing activities cash flow
Financing activities cash flow (2)
End of period cash position (3)

- Positive free cash flow quarter, for a total of 35.5 $MM [4]
- Strong cash flow generated by operations, which increased 217% q-o-q
- Cash flow used in investing activities was 80.5 $MM, in line with capex activity of 74.6 $MM
- Cash flow generated by financing activities was 37.8 $MM, which includes debt repayments of 30.6 $MM and 71.4 $MM raised in bond issuances in the Argentine capital markets
- By August 2nd, 2021, will have repaid 45 $MM of term loan and 50 $MM of series 1 bond, and drawn 24 $MM from Argentine banks credit line

FORECASTED GROSS DEBT THRU AUG 2nd


$MM
550
605
24
(45)
(50)
(95)
534
Debt at the end of Q1-21
Debt at the end of Q2-21
New bank debt
Bank & bond repayments
Debt at 2-Aug -21 (F)

FORECASTED NET LEVERAGE RATIO AT YE


x Adj. EBITDA
3.5x
3.0x
1.7x
~1.1x
Q4-20
Q1-21
Q2-21
Q4-21 (F)

(1) Cash is defined as Cash and cash equivalents
(2) For the purpose of this graph, cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for 39.0 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (1.2) $MM; and (iii) the variation in Government bonds for 0.0 $MM
(3) Reflects initial 5 $MM payment from Trafigura and does not include 15 $MM payment from Shell (received in July 2021)
(4) Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

VISTA OIL & GAS

9 Bajada del Palo Oeste development Continued strong execution, ahead of original 2021 guidance (1) (2) TOTAL SHALE PRODUCTION D&C COST PER WELL Mboe/d $MM 35 (42)% 30 #8 #7 3 25 16.6 #6 20 #5 12.2 9.6 15 #4 10 #2 2 #3 1 5 #1 0 Feb-19 May-19 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 2019 2020 2021 1 Shut-in shale oil wells due to lower demand amid Covid-19 pandemic 2 Partial shut-in of pads #1, #2 and #3 during completion of pad #4 3 Partial shut-in of pads #2 and #3 during completion of pad #8 Pad tie-in ▪ Tied-in pad #8 in late June (third pad of the year) which leaves us ahead of original 2021 guidance (4 pads) o Landed two wells in La Cocina and two wells in Orgánico o Average lateral length of 2,611 mts and 54 average frac stages per well (1) o Total D&C cost of 9.5 $MM, in line with pad #7, consolidating a 42% cost reduction since our 2019 new well campaign ▪ Currently drilling last well of pad #9, which is scheduled for completion and tie-in by end of Q3-21 (1) Normalized to a standard well design of 2,800 mts lateral length and 47 frac stages well (2) Average D&C cost per well: 2019 includes pads #1 and #2 , 2020 includes pads #3, #4 and #5, 2021 includes pads #6, #7 and #8

10

Business development

A&D activity supporting improved financial position, allowing us to accelerate high ROI investments in BDPO

JOINT VENTURE WITH TRAFIGURA IN BDPO

- Investment agreement for the joint development of 5 pads (of 4 wells each) in Bajada del Palo Oeste
- Vista remains operator of the block and 100% title holder
- Vista & Trafigura hold 80%/20% WI, respectively, of capex and production
- Entry price of 5$MM per pad, adding to 25 $MM, equates to ~55,000 $/acre [(1)]

CASO DIVESTURE TO SHELL

- Sold remaining 10% working interest (1,644 acres) in Coirón Amargo Sur Oeste concession to Shell for 21.5 $MM [(2)]
- Implied valuation of ~13,100 $/acre among the highest Vaca Muerta M&A multiples [(1)]
- Non-strategic asset divestiture provides net cash impact to Vista of ~32 $MM in 2021 (sale proceeds and capex reduction)

STRATEGIC RATIONALE

- Strengthen financial position to continue profitable growth path and potentially accelerate development
- Focus resources on Bajada del Palo Oeste, our highest ROI asset
- Strengthen strategic partnership with our main domestic off-taker and one of the largest global crude oil traders, bringing a new player to Vaca Muerta


NEUQUÉN
RÍO NEGRO
Águila Mora
21.1k net acres
Bajada del Pal Este
48.9k acres
Bajada del Palo Oeste
62.6k acres
Coirón Amargo Sur Oeste
1.6k net acres
Concessions with shale oil acres
Concessions with conventional production and shale oil acres
Conventional concessions

(1) Bajada del Palo Oeste has 62.6k acres, with 550 drilling locations identified, implying ~455 acres per 4-well pad. Trafigura is acquiring a 20% working interest of five 4-well pads, equivalent to ~455 acres, for 25 $MM, leading to an implied valuation of ~55,000 $/acre. CASO implied valuation of 13,100 $/acre is calculated as 21.5 $MM for 1,644 net acres.

(2) Payment detail: (i) 15 $MM in cash, and (ii) 6.5 $MM as carry for the extension of infrastructure works for the collection and supply of water, which is operated by Shell and supplies Vista's operation

VISTA OIL&GAS

11

ESG progress

Ongoing action plan to reduce GHG emissions in our operations


VISTA
SUSTAINABILITY REPORT

- Finished baseline study with GHG scope 1 & 2 actuals for 2019 and 2020
  - ✓ Study provides granularity at the asset-level and identifies main offenders, to give way to an actionable reduction plan

~30%
reduction in GHG emissions intensity y-o-y [(1)]

- Defined plan to be executed in H2-21 in order to **reduce 100% emissions generated by 2021 incremental production**
  - ✓ We expect to reduce emissions intensity to ~29 kg CO_2e per boe in 2021, a **~30% reduction y-o-y** [(1)]

- Developing a multi-year action plan to reduce GHG emissions and set short, medium and long-term corporate reduction goals consistent with the 2015 Paris Agreement
  - ✓ To be presented with our next sustainability report

- 58% of new hires YTD were women, increasing share of women from 14% at YE-20 to 17% at Q2-21
- Completed first stage of 8 km bicycle lane project in Catriel
- Assigned company premises in Catriel to be used as a Covid-19 vaccination center

We believe Vista is on track to becoming a low-cost and increasingly low-carbon energy producer

(1) See "About projections and forward-looking statements"






VISTA
OIL&GAS

12

Updating 2021 guidance [1]

Executing ahead of original guidance; increase in activity positions us for a strong start in 2022

SHALE OIL WELLS


tied-in #
16
20
Original Guidance
Updated

- 12 wells already tied-in (three 4-well pads)
- Currently drilling last well of fourth pad, which is scheduled for completion and tie-in by end of Q3-21
- Fifth 4-well pad added to plan, to be drilled in Q3-21 and completed in Q4-21

PRODUCTION


Mboe/d
37.0 - 38.0
38.0 - 39.0
Original Guidance
Updated

- New well BDPO productivity in line with type curve
- Drilling and completion speed ahead of plan, adding incremental production and enabling early tie-in of fifth pad in Q4-21

LIFTING COST


$/boe
<8
~7.5
Original Guidance
Updated

- Below 8 $/boe in both Q1-21 and Q2-21, driven by additional volumes at marginal incremental costs per boe

ADJ. EBITDA [2]


$MM
275
325
Original Guidance
Updated

- Positively impacted by additional production and higher realization prices in Q2-21 and Q3-21

CAPEX


$MM
275
310
Original Guidance
Updated

- Additional pad in BDPO in Q4-21, on the back of higher returns and stronger financial position

DEBT


$MM
~500
~1.1x
Gross debt (2)
Net debt

- Maintaining gross debt guidance at ~500 $MM [3]
- Adding net leverage at YE 2021 of ~1.1x adj. EBITDA

(1) See "About projections and forward-looking statements"
(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(3) Excludes accrued interest

VISTA OIL&GAS

13 Closing remarks

THANKS! Q&A 14